Management's Discussion and Analysis
The following Management's Discussion and Analysis (“MD&A”) of the financial results of Besra Gold Inc. (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) has been prepared for the three and six-month periods ended December 31, 2013 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes, prepared in accordance with IAS 34 Interim Financial Reporting, and the annual financial statements for the financial year ended June 30, 2013. This discussion covers the three and six-month periods ended December 31, 2013 and the subsequent period to February14, 2014.
Other pertinent information on the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company's web site at www.besra.com. Besra is listed on the Toronto Stock Exchange under the symbol BEZ and on the Australian Securities Exchange under the symbol BEZ and trades on the OTCQX Bulletin Board ("OTCQX"), an over-the-counter market in the United States under the symbol BSRAF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in United States (“US”) dollars unless otherwise indicated.

Introduction	1
Second Quarter Highlights	2
Outlook to June 30, 2014	2
2014 Production guidance	2
Summary of Operations	3
Results of Operations and Exploration Update - Phuoc Son	4
Results of Operations and Exploration Update - Bong Mieu	6
Exploration Update and Development Activities - Bau	8
Summary of Quarterly Results	9
Earnings Summary	9
Liquidity and Capital Resources	11
Related Party Transactions	15
Other Financial Matters and Non-IFRS Measures	16
Risk Factors and Uncertainties	18
Forward-Looking Information	18
Technical Information and Qualified Person	19

Management's Discussion & Analysis
Quarter ended December 31, 2013

Introduction

Much like our report from the first quarter of the 2014 financial year, this second quarter report provides a combination of unsatisfactory news from our operations in Vietnam tempered with a strong and positive outlook for our Bau Gold Project following the completion of the Stage 1 Feasibility Study.
As a direct result of the difficulties we’ve faced in Vietnam, we are reducing our production guidance for FY 2014 from 60-65,000 ozs to 40-45,000 ozs.
The following pages show reductions in all major operational indicators; ore milled, recovery, gold produced, grade and realised price; with corresponding increases in cost of sales, operating cash costs and all-in sustaining costs.
Performance in Vietnam has primarily been affected by the flow-on effects of import and export restrictions in Q1 as well as the several severe weather events in quick succession which caused major disruption at Phuoc Son and complete suspension of operations at Bong Mieu from 16 November 2013 due to our site becoming inaccessible after numerous road washouts. Some relief is being provided through our insurers who have made initial payments on our claim and we expect substantially more to be made in the coming weeks.
Whilst our program of cost reductions and improved efficiency at both operations in Vietnam has been continuing with some excellent results alongside significant corporate expense reductions, the net financial benefit of the program was largely negated by the above mentioned events.
The net result is that the company is tackling some significant liquidity challenges at the present time, and is actively pursuing a range of financing and refinancing options. In the immediate future the company is looking to access debt or equity to pave the way to a return to profitable operations in Vietnam. If the fundraising is not completed during February 2014 it is unlikely that Besra will be able to continue operations.
Additionally, the company has entered into a contract mining agreement for its Bong Mieu operations with local contractor 9999 Industrial Minerals Joint Stock Company, which will commence operations once the roads to site have been reopened during Q3.
In significantly more positive news, the feasibility study for Stage 1 of the Bau Gold Project in East Malaysia was completed at the end of the quarter. The study has since been released and we are in advanced negotiations with a number of potential investors on various options to access the initial capital required to see the project commence operations in late 2015 / early 2016. Pre-feasibility has already commenced on further stages of what appears to be a large long-term multi-mine project.

John A. G. Seton
Chief Executive Officer

Besra Gold Inc.	Page 1

Management's Discussion & Analysis
Quarter ended December 31, 2013

Q2 2014 Highlights
The following are a selection of highlights for the quarter ended December 31, 2013. Further information about Besra can be found on the Company's website and/or at www.sedar.com

•	Bau feasibility study completion

•	Import restrictions in Vietnam lifted

•	Both Vietnam projects severely impacted by Typhoon damage in early November

•	Bong Mieu operations were suspended on November 16, 2013 as a result of typhoon damage and have not recommenced

•	The above resulted in liquidity challenges - Management is considering a range of financing and refinancing options

2014 Outlook

•	Commence development of Bau when financing complete

•	Management is actively pursuing a range of financing and refinancing options

2014 Production Guidance

	Phuoc Son	Bong Mieu	Total
Gold (oz)	30,000 - 33,000	10,000 - 12,000	40,000 - 45,000

•	Production guidance was revised in Q2 due to lower production at Phuoc Son plant and halt of operations at Bong Mieu due to typhoon damage

•	Gold price assumed to remain volatile

Going Concern
During the three and six-month periods ended December 31, 2013, the Group incurred a net loss of $30,744,507 and $38,816,187. As at December 31, 2013 the Group's current liabilities exceeded its current assets by $37,603,273 and contractual commitments amounted to $16,017,179. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These Interim Financial Statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. A going concern basis was assessed using a cashflow forecast for the next 12 months from the date of these financial statements. Refer to Note 3 of the Interim Financial Statements as at December 31, 2013 for further details.

Besra Gold Inc.	Page 2

Management's Discussion & Analysis
Quarter ended December 31, 2013

Summary of Operations

	Three months ended		Diff	Six months ended		Diff
	Dec 31, 2013	Dec 31, 2012	(%)	Dec 31, 2013	Dec 31, 2012	(%)
Financial data ($)
Sales	13,791,902	21,546,213	(36)	34,008,811	40,715,713	(16)
Costs of sales	16,057,911	8,276,825	94	31,614,929	18,228,251	73
Gross margin	(2,266,009)	13,269,388	(117)	2,393,882	22,487,462	(89)

(Losses) earnings before finance costs, income tax, depreciation, amortization and impairment	(6,163,811)	5,995,496	(203)	(7,068,375)	9,018,386	(178)

Non-IFRS Measures
Costs of sales (IFRS)	16,057,911	8,276,825	94	31,614,929	18,228,251	73
Gold sold (oz)	10,953	12,570	(13)	26,584	24,195	10
Operating cash cost per ounce sold(1)	1,466	658	123	1,189	753	58

Total production costs	11,184,639	12,860,054	(13)	25,639,464	23,209,126	10
Gold produced (oz)	7,550	16,204	(53)	21,975	28,115	(22)
Operating cash costs per ounces produced(2)	1,481	794	87	1,167	826	41

All-in sustaining costs(3)	2,063	1,250	65	1,688	1,325	27

Operating data
Ore milled (tonnes)	102,797	120,257	(15)	259,384	216,446	20
Recovery (%)	86%	93%	(8)	89%	91%	(2)
Grade (g/t Au)	2.65	4.52	(41)	2.96	4.43	(33)
Average realized price	1,259	1,714	(27)	1,279	1,683	(24)

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Besra Gold Inc.	Page 3

Management's Discussion & Analysis
Quarter ended December 31, 2013

PHUOC SON GOLD PROJECT
Results of Operations

	3 months		Diff	3 months	Diff	Six months ended		Diff
	Sep 30, 2013	Dec 31, 2013	(%)	Dec 31, 2012	(%)	Dec 31, 2013	Dec 31, 2012	(%)
Financial Data ($)
Gold sales	14,692,337	7,373,514	(50)	16,115,414	(54)	22,065,851	29,449,309	(25)
Cost of sales	11,739,577	9,763,795	(17)	5,847,557	67	21,503,372	12,761,339	69
Royalties	2,303,617	1,538,045	(33)	2,611,695	(41)	3,841,662	4,633,843	(17)
Environment fees	990,839	665,177	(33)	661,725	1	1,656,016	1,169,438	n/a
Depreciation and amortization	3,951,364	2,707,316	(31)	3,125,821	(13)	6,658,680	6,724,684	(1)
(Losses) earnings from mine operations	(4,293,060)	(7,300,819)	70	3,868,616	(289)	(11,593,879)	4,160,005	(379)

Operating Data
Ore milled (tonnes)	97,637	80,171	(18)	82,176	(2)	177,808	141,514	26
Grade (g/t Au)	3.29	2.68	(19)	4.81	(44)	2.95	4.67	(37)
Mill recoveries (%)	91	86	(5)	95	(9)	89	94	(5)
Realized gold price	1,301	1,301	—	1,713	(24)	1,301	1,687	(23)
Gold produced (oz)	9,394	5,605	(40)	12,083	(54)	14,999	20,005	(25)
Cash operating cost per ounce produced(1)	1,061	1,506	42	732	106	1,227	789	56
Ounces sold (oz)	11,297	5,667	(50)	9,410	(40)	16,964	17,453	(3)
Cash operating cost per ounce sold(2)	1,039	1,723	66	621	177	1,268	731	73
Total all-in sustaining costs per ounce sold(3)	1,622	2,208	36	1,236	79	1,865	1,325	41

Cost of sales (IFRS)	11,739,577	9,763,795	(17)	5,847,557	67	21,503,372	12,761,339	69
Inventory adjustment	(1,773,041)	(1,321,414)	n/a	2,995,394	n/a	(3,094,455)	3,015,841	n/a
Total costs of ore produced	9,966,536	8,442,381	(15)	8,842,951	(5)	18,408,917	15,777,180	17

Costs per Tonne of Ore
Mining	38.08	38.90	2	45.17	(14)	38.42	47.92	(20)
Processing	40.18	43.77	9	37.14	18	41.80	38.59	8
Mine Overheads	14.93	19.08	28	25.29	(25)	16.72	24.98	(33)
Total cost per tonne of ore	93.19	101.75	9	107.60	(5)	96.94	111.49	(13)

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

($) As at	Dec 31, 2013	Jun 30, 2013
Net deferred exploration and development	1,272,562	8,243,659
Property, plant and equipment	4,775,498	15,635,904

	Three months ended		Six months ended
($)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Spending on exploration and development activities	700,689	1,151,840	1,163,968	2,187,925
Expenditure on property, plant and equipment	672,157	128,645	1,743,224	287,907

Production and Operating Statistical Results
Phuoc Son Process Plant
During the quarter ended September 30, 2013 the Company was under the import embargo due to the dispute with the Vietnam General Department of Customs (see Commitments, Contingencies and Contractual Obligations section of this MD&A). After the lifting of the imports embargo parts started to flow to Phuoc Son again early on in the quarter. However, the impact of the downtime caused by that embargo

Besra Gold Inc.	Page 4

Management's Discussion & Analysis
Quarter ended December 31, 2013

rippled into a production shortage which caused cash flow shortage which then dominoed into further production shortages. Development was curtailed to reduce costs which resulted in a declining number of faces with ore above the cutoff grade. This along with the impact that stopping development had on our backfill efforts in the upper portions of Bai Go sharply cut off our ore supply and grade in this quarter. Last, the ore body in Bai Go at level 5 has started to dip at a steeper angle, as was expected, and this along with the vein width necessitates a switch to conventional up-dip slot raising and widening which should improve grades due to lower dilution, however, tonnages will be lower.
Management has assessed indicators of impairment related to the Phuoc Son project and its associated assets and used a discounted cash flow model to calculate the value in use. A preliminary impairment charge in the amount of $15.4m was recognized during the quarter ended December 31, 2013 on assets associated with the Bai Dat and Bai Go projects at Phuoc Son. The assessment of an exact terminal value amount related to Phuoc Son assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charge if material will be recorded.
During the quarter ended December 31, 2013 the plant milled 80,171 tonnes at 2.68 g/t Au, with 86 percent recovery (three months ended December 31, 2012 - 82,176 tonnes at 4.81 g/t Au, with 95 percent recovery). The 54% decrease in gold production compared to the same quarter last year was mainly due to the 44% decrease in grade due to excess dilution, the 9% decrease mill recovery due to use of inferior locally sourced parts and the 2% decrease in tonnes milled. The year to date 25% decrease in gold production compared to the same period last year was mainly due to the 37% decrease in feed grade mainly attributed to grade achieved from the Bai Go mine being lower than anticipated.
During the quarter ended December 31, 2013 costs per tonne mined and milled have increased to $101.75 compared with $93.19 in the quarter ended September 30, 2013 and $107.60 in the same comparative period ended December 31, 2012. Mining cost per tonne was $38.90 in the second quarter of 2014, a 14% decrease of $45.17 from the same quarter last year, as a result of the reduction in costs from the substitution of Powergel with Anfo, recycling of hydraulic oil, and more efficient maintenance of the underground fleet. Processing costs per tonne of ore was $43.77 in the second quarter of 2014, a 18% increase from the same quarter as last year, as a result of the high costs this quarter for equipment parts and steel balls. These increases were principally due to import restrictions from the first quarter which necessitated sourcing of inferior quality materials locally at a higher overall cost. Our milling expatriate staff from Bong Mieu have transferred their working assignments to Phuoc Son in November due to the temporary closure of Bong Mieu. Overhead costs per tonne of ore in the second quarter ended December 31, 2013 decreased 25% relative to the same comparable quarter last year as a result of cost reductions within transportation, catering and housekeeping. Mine overhead costs increased 28% relative to the previous quarter based on lower tonnages applied to a largely fixed cost item.
During the six months ended December 31, 2013 costs per tonne mined and milled have been reduced to $96.94 compared with $111.49 in the same period last year ended December 31, 2012. Mining cost per tonne reduced by 20% as a result of a substantial decrease in explosives and fuel and more efficient maintenance of the underground fleet.  Processing costs per tonne of ore increased by 8% as a result of the high costs for equipment parts and steel balls. Overhead costs per tonne of ore in the six months ended December 31, 2013 decreased 33% relative to the same comparable period last year as a result of cost reductions within transportation, catering and housekeeping.
Work continued on renegotiating all supply contracts and on setting up our own maintenance team as well as self refining.
6666 Company have also agreed to reprocess our flotation tailings which will result in a delay in the need to raise that dam.
Exploration Report
Phuoc Son Gold Project
Bai Dat
No current exploration.
Dak Sa Peripheral
No current exploration.
Outlook to June 30, 2014

•	Develop Bai Dat to Level 7

•	Construction to increase capacity of Dam 2A and 2B

•	Commence application for new tailings dam in Phuoc Son

Besra Gold Inc.	Page 5

Management's Discussion & Analysis
Quarter ended December 31, 2013

•	Continue cost reduction plans

•	Obtain exploration licenses for the Dak Sa and peripheral prospect areas

•	Continue knowledge transfer from expatriate to local staff through training and development

BONG MIEU GOLD PROJECT
Results of Operations and Exploration Update

	3 months		Diff	3 months	Diff	Six months ended		Diff
	Sep 30, 2013	Dec 31, 2013	(%)	Dec 31, 2012	(%)	Dec 31, 2013	Dec 31, 2012	(%)
Financial Data ($)
Gold sales	5,524,572	6,418,388	16	5,430,799	18	11,942,960	11,266,404	6
Cost of sales	3,913,300	6,198,257	58	2,429,268	155	10,111,557	5,466,912	85
Royalties	153,229	157,308	3	179,277	(12)	310,537	360,911	(14)
Environment fees	309,170	203,140	(34)	283,366	(28)	512,310	567,085	(10)
Depreciation and amortization	489,250	385,659	(21)	1,703,890	(77)	874,909	2,836,036	(69)
Earnings from mine operations	659,623	(525,976)	(180)	834,998	(163)	133,647	2,035,460	(93)

Operating Data
Ore milled (tonnes)	58,950	22,626	(62)	38,081	(41)	81,576	74,932	9
Grade (g/t Au)	3.02	3.07	2	3.81	(19)	3.03	3.92	(23)
Mill recoveries (%)	88	87	(1)	88	(1)	88	86	2
Realized gold price	1,275	1,214	(5)	1,719	(29)	1,241	1,671	35
Gold produced (oz)	5,031	1,945	(61)	4,121	(53)	6,976	8,110	(14)
Cash operating cost per ounce produced(1)	892	1,410	58	975	45	1,036	916	13
Ounces sold (oz)	4,334	5,286	22	3,160	67	9,620	6,742	43
Cash operating cost per ounce sold(2)	903	1,173	30	769	53	1,051	811	30
Total all-in sustaining costs per ounce sold(3)	1,215	1,788	47	1,250	43	1,418	1,325	7

Cost of sales (IFRS)	3,913,300	6,198,257	58	2,429,268	155	10,111,557	5,466,912	85
Inventory adjustment	574,989	(3,455,999)	n/a	1,587,835	n/a	(2,881,010)	1,965,034	n/a
Total cost of ore produced	4,488,289	2,742,258	(39)	4,017,103	(32)	7,230,547	7,431,946	(3)

Costs per Tonne of Ore
Mining	45.04	57.20	27	50.56	13	48.81	49.16	(1)
Processing	22.41	33.66	50	28.99	16	25.53	26.16	(2)
Mine Overheads	21.56	36.85	71	25.94	42	26.17	23.86	10
Total cost per tonne of ore	89.01	127.71	43	105.49	21	100.51	99.18	1

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

($) As at	Dec 31, 2013	Jun 30, 2013
Net deferred exploration and development	4,271,802	5,248,718
Property, plant and equipment	634,628	406,499

	Three months ended		Six months ended
($)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Spending on exploration and development activities	160,544	263,069	391,263	707,619
Expenditure on property, plant and equipment	12,707	429,203	123,059	705,366

Besra Gold Inc.	Page 6

Management's Discussion & Analysis
Quarter ended December 31, 2013

Production and Operating Statistical Results
Bong Mieu Process Plant
The Bong Mieu mine road from base camp and the mill suffered extensive damage from the typhoons and tropical storms this season. The last storm also cut off fuel to the mines gensets and resulted in the flooding of all levels below the portal. As a result Bong Mieu operations were temporarily suspended. We have reviewed the situation extensively and made the decision to hire a Vietnamese contract mining company. This strategic alliance will serve to help restore Bong Mieu in two ways: first the contractor has extensive relationships with the People's Committee of the province and second they are well versed in low cost operations here in Vietnam. As a sign of good faith, they have already begun repairing the road to the mine prior to the insurance claim payment and we have had several meetings to share our mining strategy and plans prior to the storm. The above force-majeure events have negatively impacted Company's cash operating costs and all-in sustaining costs which during the the quarter ended December 31, 2013 increased to $1,410 and $1,788 from $975 and $1,250, respectively, in the same comparative period last year.
Management has assessed indicators of impairment related to the Bong Mieu project and its associated assets and used a discounted cash flow model to calculate the value in use. Management has assessed indicators of impairment related to the Bong Mieu project and its associated assets and used a discounted cash flow model to calculate the value in use. A preliminary impairment charge in the amount of $15.4m was recognized during the quarter ended December 31, 2013 on assets associated with the Nui Kem project at Bong Mieu. The assessment of an exact terminal value amount related to Bong Mieu assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charge if material will be recorded.
During the quarter ended December 31, 2013 the plant milled 22,626 tonnes of combined tonnage from Nui Kem and the historically mined Ho Gan Pit ore at 3.07 g/t Au, with 87 percent gold extraction efficiency (three months ended December 31, 2012 - 38,081 tonnes at 3.81 g/t Au, with 88 percent recovery). The 61% decrease in gold production is mainly the result of the 62% decrease in tonnages which was caused by shut down of the Nui Kem plant from November 16, 2013.
During the six months ended ended December 31, 2013 the plant milled 81,576 tonnes of combined tonnage from Nui Kem and the historically mined Ho Gan Pit ore at 3.03 g/t Au, with 88 percent gold extraction efficiency (same comparative period last year - 74,932 tonnes at 3.92 g/t Au, with 86 percent recovery).
During the quarter ended December 31, 2013 costs per tonne mined and milled increased to $127.71 compared with the quarter ended September 30, 2013 of $89.01 as well as a 21% increase in costs compared to the same period in 2012. Mining cost per tonne was $57.20 in the second quarter of 2014, 14% higher than $50.56 in the second quarter of 2013 and 27% higher than the first quarter of 2014. Processing cost per tonne of ore of $33.66 in the second quarter of 2014 increased 50% relative to the last quarter and 16% relative to the same quarter last year. As of August 2013, the Company discontinued the services of a third party plant maintenance supplier which reduced year-to-date maintenance costs on a per tonne basis. Processing cost per tonne increased because of the fixed costs and a decrease in tonnes due to the temporary suspension of Bong Mieu. Overhead costs per tonne of ore in the second quarter of 2014 increased 71% to $36.85 compared to the first quarter of 2014 and 42% from $25.94 in same quarter last year.
During the six months ended December 31, 2013 costs per tonne mined and milled increased to $100.51 compared with the same period last year of $99.18. Cost per tonne increased because of the fixed costs associated with Bong Mieu and a decrease in tonnes due to the temporary closure of the Bong Mieu plant.

Exploration Report
Nui Kem
Carbonatite petrological analyses are in progress at Codes (University of Tasmania). Planned analyses include:

•	carbonatite whole rock geochemistry (including REE concentration);

•	sulphide Ore mineralogy;

•	lead isotope (mineralisation age);

•	fluid inclusion (ore fluid environment and system classification).
Most results should be available during February 2014. UTAS preliminary comment is that this is a true carbonatite of very young age (Tertiary). This is very rare in Indochina. The occurrence considerably enhances Nui Kem’s prospectivity at depth. Rare-earth analyses

Besra Gold Inc.	Page 7

Management's Discussion & Analysis
Quarter ended December 31, 2013

will be of particular interest. A report on the partially completed “carbonatite” exploration programme will be completed upon receipt of these results.
Bong Mieu
No current exploration.
Outlook to June 30, 2014

•	Finalise road recovery to resume operations at Nui Kem.

•	Finalise documentation on strategic alliance with a Vietnamese contract mining company.

•	Continue to explore and develop the Nui Kem upper vein at L23.

•	Continue operations cost reduction plans (majority were executed in late June 2013).

•	Continue knowledge transfer from expatriate staff to local staff through training and development.
BAU GOLD PROJECT
Exploration Update

($) As at	Dec 31, 2013	Jun 30, 2013
Net deferred exploration and development	18,964,579	14,618,741
Property, plant and equipment	225,067	120,916

	Three months ended		Six months ended
($)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Spending on exploration and development activities	383,471	851,026	977,438	2,102,627
Expenditure on property, plant and equipment	—	26,775	134,724	26,775

Jugan Sector
Exploration during the quarter included geochemical survey follow-up, IP Survey follow-up and Geological modelling and Winkie drilling (4 holes) at Bukit Sarin.
Other Bau Sectors
Exploration during the quarter included modelling of regional structures, Jugan West geology, tailings deposits surrounding Jugan and continued update of the GDMS.
Bau Tenure
Applications for four separate Mining Certificates are being prepared in order to maintain tenure over ground within three separate areas (that are currently covered by one existing Pejiru Mining Certificate, which will expire during CY2014), plus one adjacent area (that was previously a General Prospecting License application renewal).
Serian Project
No fieldwork was conducted during the quarter.
Rawan Project
No fieldwork was conducted during the quarter.
Outlook to June 30, 2014

•	Complete financing options for development of Bau

•	Prioritise and plan drill programs for drill targets following IP survey and soil sampling program

•	Company is seeking farm-out partners to advance certain projects

Besra Gold Inc.	Page 8

Management's Discussion & Analysis
Quarter ended December 31, 2013

GR ENMORE GOLD PROJECT
Exploration Update
During the quarter ended December 31, 2013, the decision was made to withdraw from the Enmore Project and the value of related mineral property assets in the amount of $0.55m was impaired. Residual licensing obligations are being attended to.

Summary of Quarterly Results
The following table sets forth selected unaudited quarterly results for the past eight quarters.

	Q2 FY2014	Q1 FY2014	Q4 FY2013	Q3 FY2013	Q2 FY2013	Q1 FY2013	Q2 2012	Q1 2012
Gold production (oz)	7,550	14,425	18,482	13,589	16,204	11,912	7,839	12,523
Gold sales (oz)	10,953	15,631	15,800	12,200	12,570	11,625	4,211	16,500
Gold sales	13,791,902	20,216,909	22,244,500	19,812,500	21,546,213	19,169,500	6,725,015	27,827,250
Net income (loss)	(30,744,507)	(8,071,681)	(16,475,831)	(560,641)	(4,600,605)	(3,665,952)	(14,502,571)	(3,824,320)
(Loss) income per share-basic	(0.069)	(0.020)	(0.037)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)
(Loss) income per share-diluted	(0.069)	(0.020)	(0.037)	(0.002)	(0.012)	(0.01)	(0.029)	(0.011)
Quarterly sales are predominantly influenced by the number of ounces of gold sold and by the realized price per ounce.
During the quarter ended December 31, 2013, the Company produced 7,550 ounces of gold and sold 10,953 ounces of gold, the difference being decreased holding of gold inventory at the end of December 31, 2013.
During the quarter ended December 31, 2013, the average realised gold price decreased by 27% to $1,259 from $1,714 in the same quarter last year.
The loss in the quarter ended December 31, 2013 is a result of lower production at Phuoc Son and the temporary suspension of operations at Bong Mieu.

Earnings Summary

	3 months		Diff	Six months ended		Diff
($)	Dec 31, 2013	Dec 31, 2012	(%)	Dec 31, 2013	Dec 31, 2012	(%)
Sales	13,791,902	21,546,213	(36)	34,008,811	40,715,713	(16)

Costs of sales	16,057,911	8,276,825	94	31,614,929	18,228,251	73
Royalty expense	1,694,204	2,790,972	(39)	4,152,199	4,994,754	(17)
Environmental fees	868,318	945,091	(8)	2,168,326	1,736,524	25
Corporate and administrative expenses	1,067,149	2,641,076	(60)	2,492,061	4,843,392	(49)
Share-based compensation	136,172	652,358	(79)	336,196	1,265,539	(73)
Exploration costs	131,959	244,395	(46)	313,475	628,867	(50)
Depreciation and amortization	3,240,213	5,663,795	(43)	7,012,012	10,325,329	(32)
Impairment charges	19,222,053	—	(43)	19,222,053	—	(45)
Finance charges	1,935,304	3,634,201	(47)	4,975,514	6,068,170	(18)
	44,353,283	24,848,713	78	72,286,765	48,090,826	50

Loss for the period before income tax	(30,561,381)	(3,302,500)	825	(38,277,954)	(7,375,113)	419
Income tax expense	183,126	1,298,105	(86)	538,233	891,444	(40)
Total comprehensive loss for the period	(30,744,507)	(4,600,605)	568	(38,816,187)	(8,266,557)	370
Sales
During the quarter ended December 31, 2013 gold sales decreased to $13,791,902 from $21,546,213 in the same period of 2012 based on a 13% decrease in ounces sold and a 27% decrease in realized gold price per ounce. Gold production decreased to 7,550 ounces from 16,204 ounces in the same period of 2012 due to the decrease in milled tonnes by both Phuoc Son and Bong Mieu and a decrease in feed grade from 4.52 g/t to 2.65g/t in the reporting quarter. Bong Mieu lower production during the quarter ended December 31, 2013 was affected by the temporary suspension of operations at Nui Kem plant.

Besra Gold Inc.	Page 9

Management's Discussion & Analysis
Quarter ended December 31, 2013

During the six months ended ended December 31, 2013 gold sales decreased to $34,008,811 from $40,715,713 in the same period of 2012 based on a 24% decrease in realized price per ounce offset by a 10% increase in ounces sold. Gold production decreased by 22% compared to the same period in 2012 due to the decrease in feed grade from 4.43 g/t to 2.96g/t.
Cost of sales
Cost of sales consists of production costs adjusted for a change in inventory balances and cost of gold used to settle gold loan.
The production issues at Phuoc Son and a temporary closure of Nui Kem during the quarter ended December 31, 2012 resulted in all-in sustaining costs per gold ounce sold of $2,063 which is above our previous guidance of $1,150 to $1,200 for the full year of 2014. This has significantly affected cost of sales.
During the quarter ended December 31, 2013 cost of sales increased to $16,057,911 from $8,276,825 in the comparative period ended December 31, 2012, based on 123% increase in operating cost per ounce sold offset by a 13% decrease in ounces sold. Operating cash costs per gold ounce produced for the quarter ended December 31, 2013 were $1,481 compared to $794 for the same period in 2012 mainly due to lower gold production. During the six months ended ended December 31, 2013 cost of sales increased to $31,614,929 from $18,228,251 in the comparative period ended December 31, 2012, based on a 58% increase in operating cost per ounce sold and a 10% increase in ounces sold.
Royalty Expenses
The Phuoc Son and Bong Mieu companies are taxed with 15% and 3% royalty rates, respectively, calculated based on gross sales. The rates have been established by the Vietnamese government. During the three and six-month periods ended December 31, 2013 royalty expenses increased to $1,694,204 and $4,152,199 from $2,790,972 and $4,994,754 in the same comparative periods ended December 31, 2012 due to a decrease in sales. We have made application for tax deferrals pursuant to typhoon disaster relief legislation.
Environmental Fees
Environmental fees are charged by the Ministry of Natural Resources of Vietnam and are based on tonnes of ore mined during the month. The current rate is VND 180,000 per tonne. During the quarter ended December 31, 2013 environmental fees decreased to $868,318 from $945,091 in the comparative period ended December 31, 2012 due to the decrease in volume of ore mined to 102,797 tonnes from 120,257 tonnes in the same period last year. During the six months ended December 31, 2013 environmental fees increased to $2,168,326 from $1,736,524 in the comparative period ended December 31, 2012 due to the increase in volume of ore mined to 259,384 tonnes from 216,446 tonnes in the same period last year. The Company is negotiating to apply a revised method of calculation which would result in a lower environmental fee.
Depreciation and Amortization
During the three and six-month periods ended December 31, 2013 depreciation and amortization expense decreased to $3,240,213 and $7,012,012 from $5,663,795 and $10,325,329 in the same comparative periods ended December 31, 2012 mainly due to the decrease in production to 7,550 oz and 21,975 oz from 16,204 oz and 28,115 oz, respectively, and impairment charge incurred in 2013 for Phuoc Son projects which reduced the value of property plant and equipment, deferred development and exploration costs and consequently depreciation and amortization charge going forward.
Impairment Charges
The impairment charge incurred during the quarter ended December 31, 2013 related to the following projects:

	Phuoc Son	Bong Mieu	Binh Dinh NZ Gold	GR Enmore	TOTAL
Property plant and equipment	9,929,312	576,563	9,488	—	10,515,363
Deferred exploration expenditure	1,870,396	—	780,777	—	2,651,173
Deferred development expenditure	2,425,792	535,708	—	—	2,961,500
Mine properties	1,163,322	47,362	1,333,333	550,000	3,094,017
	15,388,822	1,159,633	2,123,598	550,000	19,222,053
Management has assessed indicators of impairment related to the Company's mine projects and its associated assets and used a discounted cash flow model to calculate the value in use. The assessment of an exact terminal value amount related to Phuoc Son and Bong Mieu assets will be finalised during the next quarter ending March 31, 2014 and an adjustment to the above impairment charges where material will be recorded.

Besra Gold Inc.	Page 10

Management's Discussion & Analysis
Quarter ended December 31, 2013

Corporate and Administrative Expenses
During the three and six-month periods ended December 31, 2013 corporate and administrative expenses decreased to $1,067,149 and $2,492,061 from $2,641,076 and $4,843,392, respectively, in the comparative period ended December 31, 2012 mainly due to the reduction in number of officers, restructuring of remaining officers' remuneration packages, reduction in use of external contractors, and reduction in travel and related costs.
Share-based Compensation Expense
Share-based payment expense recognized for stock options that vested during the three and six-month periods ended December 31, 2013 amounted to $136,172 and $336,196 (three and six-month periods ended December 31, 2012 - $652,358 and $1,265,539). No new options were issued during the six months ended December 31, 2013 and the decreased share-based payment expense mainly relates to fewer options vesting during the reporting periods compared to the same periods last year.
Exploration Costs
During the three and six-month periods ended December 31, 2013, exploration costs decreased to $131,959 and $313,475 compared with $244,395 and $628,867 in the same comparative periods ended December 31, 2012. The Company had to cut most of its exploration programs until funding is arranged.
Finance Expenses

	Three months ended		Six months ended
($)	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Interest on convertible notes and gold-linked loans	906,055	1,046,190	1,789,661	2,076,931
Accretion on convertible notes and gold- linked notes	1,531,154	1,422,088	2,932,686	2,913,118
Interest expense (income), net	476,445	427,527	879,412	489,858
Derivative - fair value revaluations	(259,000)	(4,290,401)	(57,850)	(4,879,065)
Foreign exchange (gain) loss, net	(774,795)	(223,775)	(676,431)	214,756
Financing costs	55,445	4,051,065	108,036	4,051,065
Gain on gold loan principal repayment	—	1,201,507		1,201,507
Total	1,935,304	3,634,201	4,975,514	6,068,170
During the three and six-month periods ended December 31, 2013, interest and accretion on the convertible notes and gold-linked notes decreased compared to same periods ended December 31, 2012 due to interest related to gold loan fully repaid in May 2013. Interest expense amounted to $476,445 and $879,412 during the three and six-month periods ended December 31, 2013 compared with $427,527 and $489,858 during the same comparative periods last year due to penalties incurred on unpaid tax and government fees in Vietnam and a higher interest rate charged on the Phuoc Son secured borrowings.
During the three and six-month periods ended December 31, 2013, derivatives revaluation gain amounted to $259,000 and $57,850 compared with $4,290,401 and $4,879,065 in the same comparative periods last year. The company has increased the volatility on the non-gold-linked notes, due to the historical volatility of Besra’s stock price. During the quarter ended December 31, 2012, derivative revaluation gains amounted to $4,290,401. $2.3m of the revaluation gain relates to November 30, 2012 settlement of the 2,305 ounces of gold loan and de-recognition of the derivative liability. The change in estimated future gold prices during the three and six-month periods ended December 31, 2012 explains the rest of the revaluation gain in the respective periods.
During the three and six-month periods ended December 31, 2013 foreign exchange gain amounted to $774,795 and $676,431, respectively (three and six-month periods ended December 31, 2012: $223,775 gain and $214,756 loss, respectively). Foreign exchange fluctuations are the result of a CAD-USD exchange rate change and its impact on Company's CAD denominated convertible notes and gold-linked notes.

Liquidity, Capital Resources and Going Concern
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the three and six-month periods ended December 31, 2013, the Group incurred a net loss of $30,744,507 and $38,816,187, respectively. As at December 31, 2013 the Group's current liabilities exceeded its current assets by $37,603,273 and contractual

Besra Gold Inc.	Page 11

Management's Discussion & Analysis
Quarter ended December 31, 2013

commitments amounted to $16,017,179. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
As at December 31, 2013, the cash and cash equivalents' balance decreased to $939,701 from $4,062,045 at June 30, 2013.
The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements. The settlement of interest related to gold-linked and convertible notes of $1,808,078 due on November 21, 2013 was deferred.
The liquidity constraints have affected the Company's ability to operate, suppliers and other creditor payments have been delayed. As a result it may be difficult to source supplies.
Besra has financed its operations to date primarily from sale of gold and through the raising of short term debt. The company is tackling some significant liquidity challenges at the present time, and is actively pursuing a range of financing and refinancing options. In the immediate future the company is looking to access debt or equity to pave the way to a return to profitable operations in Vietnam. If the fundraising is not completed during February 2014 it is unlikely that Besra will be able to continue operations.
The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.
As at December 31, 2013, the Company was holding cash and cash equivalents of $939,701 compared to $4,062,045 as at June 30, 2013.
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest as at December 31, 2013:

	Carrying	Group's undiscounted financial liabilities due in
($)	Amount	Total	1-3 months	4-12 months	1-2 years
Convertible notes	17,696,020	24,251,480	7,008,305	1,239,078	16,004,097
Gold-linked notes	18,608,469	24,347,582	914,802	1,824,604	21,608,176
Secured bank loans	6,725,034	7,052,430	7,052,430	—	—
Trade and other payables	31,309,856	31,309,856	31,309,856	—	—
Financial derivatives	825,000	825,000	—	—	825,000
Total	75,164,379	87,786,348	46,285,393	3,063,682	38,437,273
Working Capital
As at December 31, 2013, the working capital deficit amounted to $22,620,062.

($) As at	Dec 31, 2013	Jun 30, 2013
Inventories	5,439,725	12,224,852
Tax and other receivables	2,375,147	1,714,355
Prepaid expenses	874,922	1,614,240
Tax and trade payables	(31,309,856)	(27,429,290)
Net Working Capital	(22,620,062)	(11,875,843)
Tax and trade payables at December 31, 2013 were as follows:

($) As at	Dec 31, 2013	Jun 30, 2013
Taxes and government fees payable	15,344,824	12,685,228
Trade payables	11,963,211	10,832,636
Accruals and other payables	4,001,821	3,911,426
Total	31,309,856	27,429,290
Cash Flows
The following table summarizes the Company's consolidated cash flows and cash on hand.

Besra Gold Inc.	Page 12

Management's Discussion & Analysis
Quarter ended December 31, 2013

	Three months ended		Six months ended
($) 3 months ended	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Net cash provided by operating activities	1,617,618	4,012,341	2,110,118	6,923,025
Net cash used in investing activities	(2,329,568)	(2,850,558)	(5,183,676)	(6,067,926)
Net cash provided from financing activities	(191,461)	(841,144)	(50,018)	454,069
Increase (decrease) in cash and cash equivalents	(903,411)	320,639	(3,123,576)	1,309,168
Net foreign exchange difference	(1,112)	16,383	1,232	16,661
Beginning cash and cash equivalents	1,844,224	4,386,535	4,062,045	3,397,728
Ending cash and cash equivalents	939,701	4,723,557	939,701	4,723,557
Cash from Operating Activities
Cash flow provided by operating activities for three and six-month periods ended December 31, 2013 was US$1,617,618 and $2,110,118(three and six-month periods ended December 31, 2012: US$4,012,341 and $6,923,025, respectively) which was insufficient to cover its investment expenditure of $2,329,568 and $5,183,676 (three and six-month periods ended December 31, 2013: $2,850,558 and $6,067,926, respectively), which required the Company to draw down additional debt and use most of its cash balances.
Investing Activities
During the three and six-month periods ended December 31, 2013, Besra invested a total of US$1,244,704 and $2,532,669 (three and six-month periods ended December 31, 2012: US$2,265,935 and $4,998,171) in deferred exploration and development expenses, $684,864 and $2,001,007 acquiring property, plant and equipment (three and six-month periods ended December 31, 2012: $584,623 and $1,069,755), as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
($) 3 months ended	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Bong Mieu	160,544	263,069	12,707	429,203
Phuoc Son	700,689	1,151,840	672,157	128,645
Bau	383,471	851,026	—	26,775
Other	—	—	—	—
Total	1,244,704	2,265,935	684,864	584,623

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
($) 6 months ended	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Bong Mieu	391,263	707,619	123,059	705,366
Phuoc Son	1,163,968	2,187,925	1,743,224	287,907
Bau	977,438	2,102,627	134,724	26,775
Other	—	—	—	49,707
Total	2,532,669	4,998,171	2,001,007	1,069,755
During the three and six-month periods ended December 31, 2013, Besra invested $400,000 and $650,000, respectively, in increasing its interest in North Borneo Gold Sdn Bhd (three and six-month periods ended December 31, 2012: $600,000).

Commitments, Contingencies and Contractual Obligations

Balance at December 31, 2013
Payment Due ($)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	619,099	289,263	150,120	72,449	59,635	47,632
Purchase obligations - supplies & services	4,354,342	4,354,342	—	—	—	—
Purchase obligations - capital	492,803	492,803	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	7,750,000	2,750,000	4,000,000	1,000,000	—	—
Asset retirement obligations	2,800,935	321,899	377,854	1,481,736	619,446	—
Total	16,017,179	8,208,307	4,527,974	2,554,185	679,081	47,632
In 2010 the Company entered into an agreement with Gladioli Enterprises SDN BHD, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015,

Besra Gold Inc.	Page 13

Management's Discussion & Analysis
Quarter ended December 31, 2013

subject to payments to be made in several tranches of $7,750,000 in total. The Tranche 4a which was due on December 2, 2013 and unpaid at December 31, 2013 amounted to $950,000.
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Contingencies
Capcapo Gold Property
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.
Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a $2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately $12,000,000) in export duties.
In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), an official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. No provision has been recognized in the consolidated financial statements as at December 31, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Besra Gold Inc.	Page 14

Management's Discussion & Analysis
Quarter ended December 31, 2013

Related Party Transactions
The Interim Financial Statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Dec 31, 2013	Jun 30, 2013
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	85.61
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management personnel of the Group was as follows:

	Three months ended		Six months ended
($) 3 months ended	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Management fees and salary	510,993	612,004	1,019,060	1,375,580
Share based compensation	88,526	460,671	227,004	865,928
Total compensation of key management	599,519	1,072,675	1,246,064	2,241,508
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.
Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Dec 31, 2013	Jun 30, 2013
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	1,500,000
Jun-10	Apr-15	0.60	1,500,000	1,500,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	2,425,000
Total			17,206,467	17,206,467
Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding ($)
Award year	Units	Dec 31, 2013	Jun 30, 2013
2008	116,667	5,454	5,542
2009	120,690	5,642	5,733
Total of deferred share units outstanding	237,357	11,096	11,275

Besra Gold Inc.	Page 15

Management's Discussion & Analysis
Quarter ended December 31, 2013

In 2008 the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at December 31, 2013 were 237,357 units. Liabilities related to this plan are recorded in accrued liabilities and totaled $11,096 as at December 31, 2013 (as at June 30, 2013 - $11,275). The DSU plan was discontinued for new grants in 2010.
Companies Controlled by Management
Management compensation incurred on behalf of the Company was paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer
Other Financial Matters
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Use of Financial Instruments
The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit. The gold produced in Vietnam is refined in Vietnam and certified in Switzerland. From June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).
Common Shares
As of December 31, 2013, the Company had issued and outstanding 378,781,274 common shares. Subsequent to December 31, 2013, the Company did not buy back or cancel any further shares.
Regulatory Update
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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Management's Discussion & Analysis
Quarter ended December 31, 2013

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2013, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company's internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.
Evaluation of Disclosure Controls and Procedures
The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of December 31, 2013, the general design and operation of our disclosure controls were satisfactory.
Regulatory Reporting in the United States
The Company's common shares are listed and posted for trading on the over-the-counter market in the United States. This allows US residents to trade the Company's common shares efficiently.
Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This MD&A uses the term “measured and indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
This MD&A uses the term “inferred resources”. We advise US investors that while this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.
Critical Accounting Estimates
Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is described in the annual financial statements for the year ended June 30, 2013.
Accounting Policies
The accounting policies and methods of computation are consistent with those of the annual financial statements for the year ended June 30, 2013 as described in those annual financial statements.
Changes in Accounting Standards
The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended International Financing Reporting Standards (“IFRS”) or interpretations applicable to the Company which were issued and were effective at July 1, 2013.
NON-IFRS MEASURES
The Company has included non-IFRS measures for “Operating cash cost per gold ounce sold”, "Operating cash cost per gold ounce produced" and “All-In Sustaining Costs” in this MD&A to supplement its financial statements which are presented in accordance with IFRS.
The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The Company adopted the World Gold Council guidance regarding the non-GAAP measures “All-In Sustaining Costs” with the exceptions of calculation of sustaining capital and exploration expenditure where the management has decided to use estimated (budgeted) costs of

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Management's Discussion & Analysis
Quarter ended December 31, 2013

tailings dams, cost of development meters and costs of additional property plant and equipment instead of recommended by the Council cash flow figures.
Operating cash costs per ounce produced (sold) is calculated by total production costs (cost of sales) by gold ounces produced (sold) for the relevant period.
All-in sustaining costs per ounce produced includes operating cash costs, plus a share of corporate administration costs and share-based payment expenses related to Company's operations in Vietnam, plus sales based taxes and government fees, plus an annualized estimate of sustaining capital and exploration expenditure, divided by gold ounces produced for the relevant period. It excludes corporate income tax, reclamation and remediation costs.
Reconciliation of total All-in-costs from continuing operations, as a non-IFRS measure, to the nearest comparable IFRS measure, cost of sales from continuing operations

	Three months ended			Six months ended
$	Dec 31, 2013	Dec 31, 2012	Diff	Dec 31, 2013	Dec 31, 2012	Diff
Costs of sales (IFRS)	16,057,911	8,276,825	94	31,614,929	18,228,251	73
Inventory adjustment	(4,873,272)	4,583,229	(206)	(5,975,465)	4,980,875	(220)
Total production costs	11,184,639	12,860,054	(13)	25,639,464	23,209,126	10
Gold produced (oz)	7,550	16,204	(53)	21,975	28,115	(22)
Operating cash costs per ounces produced	1,481	794	87	1,167	826	41
Add costs to calculate All-in Sustaining Costs (per oz):
- Royalties	147	149	(1)	149	165	(10)
- Environmental fees	107	63	70	94	64	47
- Export tax	54	—	n/a	34	—	n/a
- Allocated corporate general and administrative expenses	98	71	38	69	71	(3)
- Allocated share-based compensation	12	26	(54)	10	52	(81)
- Sustaining capital and exploration	164	147	12	165	147	12
All-in sustaining costs	2,063	1,250	65	1,688	1,325	27

During the quarter ended December 31, 2013 All-in sustaining costs increased to $2,063 from $1,250 in the comparative period ended December 31, 2012. Environmental fees (per ounce of gold produced) increased by 70% mainly due to a decrease in feed grade and necessity to process more tonnes of ore to meet production targets. Allocated corporate and administrative expenses decreased in nominal amounts but increased on per ounce of gold produced basis due to a 53% decrease in production compared to the same quarter last year. Operating cash costs per gold ounce produced for the quarter ended December 31, 2013 were $1,481 compared to $794 for the same period in 2012 mainly due to lower gold production. Export restrictions forced the Company to exporting dore bars or selling gold in Vietnam, each attributing a 10% export tax and VAT, respectively.
During the six months ended ended December 31, 2013 All-in sustaining costs increased by 27% to $1,688 from $1,325 in the comparative period ended December 31, 2012 mainly due to a 22% decrease in production. Lower share-based compensation costs are due to fewer options being vested during the reporting periods and expiry of options not being exercised. All-in sustaining costs increased mainly due to a revision of annual production estimate at Phuoc Son and Bong Mieu from 70,000 oz to 45,000 oz for the fiscal year 2014.
Risk Factors and Uncertainties
Readers of this MD&A are encouraged to read the “Risk Factors and Uncertainties” as more fully described in the Company’s filings with the Canadian Securities Administrators, including its Annual Report for the period ended June 30, 2013, available on SEDAR at www.sedar.com.
Important risk factors to consider, among others, are

▪	Ability of the Company to continue as a going concern

▪	Ability of the Company to raise funds in order to carry out the business

▪	Commodity Price Volatility

▪	Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

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Management's Discussion & Analysis
Quarter ended December 31, 2013

▪	Uncertainty of Exploration and Development

▪	The Company May Not Achieve its Production Estimates

▪	Environmental Risks and Hazards
Forward-Looking Statements
This report contains certain forward-looking statements relating to, but not limited to, management's expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding: reserve and resource estimates; estimates of future production; unit costs, costs of capital projects and timing of commencement of operations; production and recovery rates; financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and the timing of additional tests, feasibility studies and environmental or other permitting.
Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management's current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in national and local government legislation, taxation or regulations, political or economic developments; the ability to obtain financing on favorable terms or at all; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; and other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.
Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.
Technical Information and Qualified Person
The technical information in this MD&A that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information complied by Mr. Graeme Fulton, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Fulton has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a “Competent Person”, as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and to qualify as a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Fulton is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr. Fulton consents to the inclusion in this report of the technical information in the form and context in which it appears.
Mr. Fulton verified the data disclosed, including sampling, analytical and test data underlying the information contained herein. For a description of Besra's data verification process, quality assurance program and quality control measure applied, the type of analytical or testing procedures utilized, sample size, name and location of testing laboratories, the effective date of the mineral resource and ore reserve estimates contained herein, details of the key assumptions, parameters and methods used to estimate the mineral resources and ore reserves set out in this report, any known environmental, political, legal, title, or other risks that could materially affect the potential development of the mineral resources or ore reserves, readers are directed to the technical reports entitled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in September 2004, “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam” in August 2007 and “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam” dated April 2009 in relation to the Bong Mieu Gold Project, and the technical reports entitled “A Technical Review of the Phuoc Son Gold

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Management's Discussion & Analysis
Quarter ended December 31, 2013

Project in Quang Name Province, Vietnam” dated January 2004 and “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” dated March 2008 in relation to the Phuoc Son Gold Project, and the technical report entitled “Technical Report on Bau Project in Bau, Sarawak, East Malaysia” dated August 2010 in relation to the Bau Gold Project.

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